

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2012

<u>Via E-mail</u>
Alex Norton
Chief Executive Officer
Amperico Corp.
42 Rockwood Crescent
Thornhill, Ontario L4J 7T2
Canada

> **Re: Amperico Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 25, 2012**
> **File No. 333-182728**

Dear Mr. Norton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 4 from our letter dated August 13, 2012. We continue to believe that the company is a shell company and has had nominal operations since inception. The operations listed in your response constitute preparatory measures in order to begin development of your products, as opposed to operations. Therefore we reissue our comment. Please prominently disclose that the company is a shell company. In addition, please discuss the restrictions imposed on such companies, including the unavailability of Rule 144 for resales.

Risk Factors, page 7

We have the potential impact of "Do No Track"…, page 12

2. We reissue comment 9 from our letter dated August 13, 2012 in part. Please discuss the potential "Do Not Track" proposals that you believe pose the most significant risk to your proposed operations.

Selling Shareholders, page 14

3. We note your response to comment 13 from our letter dated August 13, 2012. It appears that the offering by the selling stockholders is an indirect primary offering by the company. We note that the selling stockholders paid a nominal price for the securities and the offering price is only slightly higher. In addition, although the private placements for the shares covered by the registration statement closed in April and May 2012, respectively, you have not utilized the funds raised from these offerings to pursue your business plan. Moreover, the amount raised in these placements was insufficient to fund your operations or execute on your business plan over the next twelve months. Therefore, please fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page.

Exhibit 23.1

4. We note that the consent of D. Brooks and Associates CPA's, P.A. is stale. Please file a currently dated and signed consent with your next amendment and each subsequent amendment.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director